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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF SEPTEMBER, 2003

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    ----------------------------------------
                    (Address of principal executive offices)

     1. Notice of Filing an Annual Information Form under Multilateral Instrument 45-102

     2.   Undertaking

     3. Toronto Stock Exchange Form 1 - Change in Outstanding and Reserved Securities

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form  20-F   X           Form 40-F
                              -----                   -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
                                             ---------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                      No    X
                        -----                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -------

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

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 7, 2003

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
     "Signed"
------------------------------
Joseph P. Giuffre
Corporate Secretary & Director

                NOTICE OF FILING AN ANNUAL INFORMATION FORM UNDER
                         MULTILATERAL INSTRUMENT 45-102



TO: Securities Commission or Securities Regulatory Authority in each of the following provinces:

             British Columbia
             Alberta
             Saskatchewan
             Manitoba
             Ontario
             New Brunswick
             Nova Scotia
             Prince Edward Island
             Newfoundland


I, Primo Podorieszach, the President of Anthony Clark International Insurance Brokers Ltd. (the "Company"), do hereby advise as follows:

1. On September 29, 2003, the Company has filed its Form 20F as its renewal annual information form in the form required by Form 44-101F1 (the "Current AIF");

2. The filing of the Current AIF took place through the facilities of the System for Electronic Document Analysis and Retrieval (SEDAR) which provides electronic communication between electronic filers, agents and the Canadian securities regulatory agencies; and

3. The Company is relying on its Current AIF for a reduced hold period on its issued securities as allowed by Multilateral Instrument 45-102.


Dated:  September 29, 2003



"Signed"
-----------------------------
Primo Podorieszach, President

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                                   UNDERTAKING



WHEREAS Anthony Clark International Insurance Brokers Ltd. (the "Company") is filing its Annual Report on Form 20-F for the year ended March 31, 2003 as its Renewal Annual Information Form for the year ended March 31, 2003 (the "AIF") and, pursuant to applicable rules and policies, the Company must file an undertaking;

NOW THEREFORE the Company undertakes to provide to any person or company, upon request to the secretary of the Company:

1. one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

2. one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, and

3. one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular.

Dated this 29th day of September, 2003.


ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Per:

"Signed"


---------------------------------
Primo Podorieszach, President

FORM:1     COMPANY NAME:  ANTHONY CLARK INTERNATIONAL         STOCK SYMBOL:  ACL
                          INSURANCE BROKERS LTD.
--------------------------------------------------------------------------------

================================================================================
           CHANGE IN OUTSTANDING AND RESERVED SECURITIES
--------------------------------------------------------------------------------

           ISSUED AND OUTSTANDING SHARE SUMMARY         # of Shares      Balance
           ---------------------------------------------------------------------
           ISSUED AND OUTSTANDING - OPENING BALANCE*      7,692,055    7,692,055
           ---------------------------------------------------------------------
ADD:       Stock Options Exercised
           ---------------------------------------------------------------------
           Share Purchase Plan
           ---------------------------------------------------------------------
           Dividend Reinvestment Plan
           ---------------------------------------------------------------------
           Exercise Warrants
           ---------------------------------------------------------------------
           Private Placement
           ---------------------------------------------------------------------
           Conversion
           ---------------------------------------------------------------------
           Other Issuance (provide description)
           ---------------------------------------------------------------------
SUBTRACT:  Issuer Bid Purchase
           ---------------------------------------------------------------------
           Redemption
           ---------------------------------------------------------------------
           Other Cancellation (provide description)
           ---------------------------------------------------------------------
           CLOSING ISSUED AND OUTSTANDING SHARE BALANCE*  7,692,055    7,692,055
================================================================================

NOTE: If any of the Company's securities of a listed class are held by the Company or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

--------------------------------------------------------------------------------
           RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
--------------------------------------------------------------------------------

A.         SHARE PURCHASE PLANS AND/OR AGREEMENT(S)     # of Shares      Balance
           ---------------------------------------------------------------------
           NAME OF PROGRAM:
           ---------------------------------------------------------------------
           OPENING RESERVE FOR SHARE PURCHASE PLAN
           /AGREEMENT
           ---------------------------------------------------------------------
           Additional Shares Listed Pursuant to the
           Plan (ADD)
           ---------------------------------------------------------------------
           Shares Issued from Treasury (SUBTRACT)
           ---------------------------------------------------------------------
           CLOSING RESERVE FOR SHARE PURCHASE PLAN                           N/A
           =====================================================================

--------------------------------------------------------------------------------

B.         DIVIDEND REINVESTMENT PLAN (DRIP) -- FOR
           SHAREHOLDERS                                 # of Shares      Balance
           ---------------------------------------------------------------------
           NAME OF PROGRAM:
           ---------------------------------------------------------------------
           OPENING RESERVE FOR DIVIDEND REINVESTMENT
           PLAN
           ---------------------------------------------------------------------
           Additional Shares Listed Pursuant to the
           Plan (ADD)
           ---------------------------------------------------------------------
           Shares Issued (SUBTRACT)
           ---------------------------------------------------------------------
           CLOSING RESERVE FOR DIVIDEND REINVESTMENT
           PLAN                                                              N/A
           =====================================================================

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--------------------------------------------------------------------------------
           RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
--------------------------------------------------------------------------------

C.         STOCK OPTION PLAN AND/OR AGREEMENT
           ---------------------------------------------------------------------
           NAME OF PROGRAM:   STOCK OPTION PLAN
           ---------------------------------------------------------------------
           STOCK OPTIONS OUTSTANDING -- OPENING BALANCE                1,309,811
                                                                       =========
           ---------------------------------------------------------------------

           Options Granted: (ADD)
           ---------------------------------------------------------------------

           Date of     Name of Optionee     Expiry     Exercise     # of Options
           Grant                             Date       Price          Granted
           ---------------------------------------------------------------------
                       N/A
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

                                                       =========================

           Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

           ---------------------------------------------------------------------
           Date of     Name of Optionee     Expiry     Exercise     # of Options
           Grant                             Date        Price         Granted
           ---------------------------------------------------------------------
                       N/A
           ---------------------------------------------------------------------
                                                       SUBTOTAL         N/A
                                                       =========================

           Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

           ---------------------------------------------------------------------
           Date of       Name of     Date of     #Options     #Shares Issued*
           Exercise/     Optionee     Grant         Canc.   (based on SAR Value)
           Canc.
           ---------------------------------------------------------------------
                         N/A
           ---------------------------------------------------------------------
                                                 SUBTOTAL            N/A
                                                 ===============================

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option
Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

--------------------------------------------------------------------------------
           Date of      Name of       Date of     Expiry     Exercise    Number
           Canc.        Optionee       Grant       Date        Price
           /Term
--------------------------------------------------------------------------------
                           N/A
--------------------------------------------------------------------------------
                                                             SUBTOTAL
--------------------------------------------------------------------------------

           ---------------------------------------------------------------------
           STOCK OPTION OUTSTANDING -- CLOSING BALANCE                 1,309,811
                                                                       =========
           =====================================================================

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

--------------------------------------------------------------------------------
           RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
--------------------------------------------------------------------------------
D.         SHARES RESERVED (FOR STOCK OPTION PLAN)
           ---------------------------------------------------------------------

           NAME OF PROGRAM:   STOCK OPTION PLAN         # of Shares     Balance
           ---------------------------------------------------------------------
           Opening Share Reserve Balance at beginning
           of period                                                   1,309,811
           ---------------------------------------------------------------------
           Additional shares Listed Pursuant to the
           Plan (ADD)
           ---------------------------------------------------------------------
           Stock Options Exercised (SUBTRACT)
           ---------------------------------------------------------------------
           Stock Appreciation Rights (SUBTRACT)
           ---------------------------------------------------------------------
           CLOSING SHARE RESERVE BALANCE AT END
           OF PERIOD                                                   1,309,811
           =====================================================================

           All information reported in this Form is for the month of September, 2003

================================================================================
FILED ON BEHALF OF THE COMPANY BY:
(please enter name and direct phone or email)

NAME            Kathryn Cooper
                ----------------------------------------------------------------
PHONE/EMAIL     (604) 891-2705    email:  kathryn.cooper@gowlings.com
                ----------------------------------------------------------------
DATE            October 6, 2003
                ----------------------------------------------------------------

120506.1


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